UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            EMBRYO DEVELOPMENT CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                MATTHEW HARRITON
           305 Madison Avenue, Suite 4510, New York, New York, 10165
                                (212) 808-06077
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 29, 2004
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Matthew Harriton

2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP  (a)  (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS:           PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION        USA

NUMBER OF               7       SOLE VOTING POWER
SHARES                          6,500,000
BENEFICIALLY            8       SHARED VOTING POWER
OWNED BY                        0
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       6,500,000
PERSON                 10       SHARED DISPOSITIVE POWER
WITH                            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,500,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11:)   16.25%

14      TYPE OF REPORTING PERSON:        IN

                                  SCHEDULE 13D


Item 1.         Security and Issuer.

This statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of Embryo Development Corporation, a Delaware corporation (the "Issuer" or "Company"). The Company's principal executive offices are located at 305 Madison Avenue, Suite 4510, New York, New York 10165. Presently, there are not sufficient shares of Common Stock available to provide for the issuance of 5,250,000 shares to the Reporting Person. Series B Preferred Stock will be issued in lieu thereof; which stock will be automatically convertible into 5,250,000 shares of Common Stock upon the Issuer completing an amendment to its Certificate of Incorporation increasing the number of authorized shares of common stock. For purposes of this statement it is presumed that Series B Preferred Stock has been converted into common stock.


Item 2.         Identity and Background

     (a) This Schedule 13D is being filed by Matthew Harriton (the "Reporting Person").
     (b) The business address of Matthew Harriton is 305 Madison Avenue, Suite 4510, New York, New York 10165.
     (c)  Matthew Harriton is the Chief Executive Officer of the Company.
     (d) During the past five years, Matthew Harriton has not been convicted in any criminal proceeding.
     (e) During the past five years, Matthew Harriton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.
     (f)  Matthew Harriton is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Reporting Person received 5,250,000 shares of Common Stock pursuant to the terms of a Stock Purchase Agreement described in Item 4. Prior thereto he was the owner of 1,250,000 shares of common stock.

Item 4. Purpose of the Transaction

(a) The purpose of the issuance of the Common Stock was in compliance with the terms of a Stock Purchase Agreement dated as September 22, 2004 ("Stock Purchase Agreement") among the Company and the Reporting Person.

     Pursuant to the Stock Purchase Agreement, the Reporting Person acquired 5,250,000 shares of the Issuer in exchange for $52,500 of the approximately $72,000 owed to the Reporting Person by the Issuer.

(b)-(j) Not Applicable

Item 5. Interest in Securities of the Issuer

(a) Reporting Person beneficially owns 6,500,000 shares of Common Stock of the Issuer. As of October 8, 2004, this represents approximately 16.25% of the total issued and outstanding capital stock of the Issuer based upon 39,995,000 shares of Common Stock outstanding which includes 20,000,000 shares of Common Stock issuable upon conversion of a Convertible Promissory Note held by Embryo Partners, LLC.

(b) Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 6,500,000 shares of Common Stock.

(c) Except as set forth herein, the reporting persons have not effected any transactions in the Common Stock in the past sixty days.

(d)-(e) Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Common Stock issued to the Reporting Person is beneficially owned as a result of the issuance of same pursuant to the terms of the Stock Purchase Agreement, as more fully described in Item 4 above. Except as may be set forth above, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 Material to Be Filed as Exhibits.

     Exhibit 1: Stock Purchase  Agreement  dated  September  22, 2004 among the
                Reporting Party and the Issuer.

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20 , 2004



by: /s/ Matthew Harriton
        ----------------

                            STOCK PURCHASE AGREEMENT

                                 BY AND BETWEEN

                   EMBRYO DEVELOPMENT CORPORATION ("Seller")

                                      AND

                         MATTHEW L. HARRITON ("Buyer")

     This STOCK PURCHASE AGREEMENT (the "Agreement"), made as of September 22, 2004, by and between Embryo Development Corporation, a Delaware corporation ("Seller"), and Matthew L. Harriton ("Buyer"), recites and provides as follows:

                                    RECITALS

WHEREAS, Buyer is the Chief Executive Officer of Seller with a significant interest in supporting decisions of Seller in connection with it raising additional capitalization and entering into certain acquisition transactions; and

WHEREAS, Seller is party to an Investment Banking Agreement with Sloan Securities Corp. ("SSC") dated September 9, 2004 (the "IBA");

WHEREAS, The IBA provides in the Term Sheet for the initial tranche of financing in the amount of $200,000 that, among other obligations, Buyer shall exchange $52,250 of the approximately $72,000 owed to Buyer by the Company for 5,250,000 shares of Common Stock at a conversion rate of $0.01 per share. This conversion rate is the same as the rate for mandatory conversion of the securities being sold as part of the first $200,000 being delivered on behalf of SSC and which SSC has stated is fair and reasonable..

WHEREAS, Seller desires to sell the Shares to Buyer;

NOW, THEREFORE, in consideration of the promises and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    AGREEMENT

1. DEFINITIONS: When used in this Agreement, the following terms shall have the meanings specified:

     1.1 Agreement. shall mean this Stock Purchase Agreement.

     1.2 Buyer. shall mean Matthew L. Harriton.

     1.3 Closing. shall mean the finalization of the transaction contemplated hereby which shall be at the offices of Seller, 60 East 42nd Street, Suite 4510, New York, NY 10165 contemporaneously with the execution and delivery of this agreement.

     1.4 Common Stock. shall mean the shares of common stock of Seller.

     1.5 Governmental Authority. shall mean any federal, state, local, municipal or other governmental department, commission, board, bureau, agency or instrumentality, or any court, in each case having jurisdiction of the applicable matter and whether of the United States or another country.

     1.6 Law. shall mean any federal, state, local, foreign or other law or treaty or governmental requirement of any kind, and the rules, regulations and orders promulgated thereunder.

     1.7 Purchase Price. shall mean $52,500 represented by Buyer exchanging and converting that amount of the obligations of Company to Buyer.

     1.8 Required Consents. shall mean all consents required from Governmental Authorities, self-regulatory organizations, including the NASD, any stock exchange or other regulatory body that are necessary, desirable or required in order to give effect to the transactions contemplated herein.

     1.9 SEC. shall mean the U.S. Securities and Exchange Commission.

     1.10 Securities Act. shall mean the US Securities Act of 1933, as amended.

     1.11 Shares Purchased. shall mean 5,250,000 shares of the Common Stock.


2.   PURCHASE AND SALE

     2.1 Sale and Purchase of the Shares. At the Closing, upon the terms and subject to the conditions of this Agreement, and in consideration of the Purchase Price paid by Buyer to Seller, Seller shall sell, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, all of the Shares Purchased, free and clear of all liens, claims and encumbrances. Seller shall deliver or cause to be delivered to Buyer one or more stock certificates representing the Shares at the earliest reasonable time, but ownership shall be deemed transferred at the closing.

     2.2 Payment of Purchase Price. At the Closing, Buyer shall pay to Seller the Purchase Price by reducing the obligations of Company to Buyer by the amount of the Purchase Price which shall be deemed exchanged as of the Closing.

3. REPRESENTATIONS AND WARRANTIES OF SELLER Seller hereby represents and warrants to Buyer that:

     3.1 Organization of Seller. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

     3.2 Authorization; Enforceability. This Agreement is the valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by (a)bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and (b)principles of equity, whether considered at law or in equity. Seller has the right, power, authority and capacity to execute and deliver, and to perform its obligations under, this Agreement. No further corporate action is required with respect to the consummation of the transactions contemplated hereby.

     3.3 No Consents. Seller represents that it believes no Required Consents, consent of any other person, and that no notice to, filing or registration with, or consent, approval or authorization of, any court or Governmental Authority, regulatory or self-regulatory agency is necessary or is required to be made or obtained by Seller, in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

     3.4 The Shares Purchased. Upon payment of the Purchase Price by Buyer to Seller and Closing of the sale of the Shares Purchased, each as contemplated hereby, the Shares Purchased shall be duly and validly issued, fully-paid and non-assessable.


4. REPRESENTATIONS AND WARRANTIES OF BUYER: Buyer hereby represents and warrants to Seller that:

     4.1 Accredited Investor. The Buyer is an "accredited investor" within the meaning of Rule 501 of Regulation D of the Securities and Exchange Commission (the "SEC"), as presently in effect.

     4.2 Authorization; Enforceability. This Agreement is, and the other documents and instruments required hereby to which Buyer is a party will be, when executed and delivered by Buyer, the valid and binding obligation of Buyer, enforceable against Buyer, in accordance with their respective terms, except as such enforceability may be limited by (a)bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and
(b)principles of equity, whether considered at law or in equity. Buyer has the absolute and unrestricted right, power, authority and capacity to execute and deliver, and to perform its obligations under, this Agreement and the other documents and instruments required hereby to which Buyer is a party.

     4.3 No Violation or Conflict. The execution, delivery and performance by Buyer of this Agreement and all of the other documents and instruments required hereby to which Buyer is a party do not and will not conflict with or violate
(a)the charter or bylaws of Buyer, (b) any Law, rule, regulation, judgment, order or decree binding on Buyer or (c) any contract or agreement to which Buyer is a party or by which Buyer is bound.

     4.4 Consents. No consent of any other person, and no notice to, filing or registration with, or consent, approval or authorization of, any court or Governmental Authority, regulatory or self-regulatory agency is necessary or is required to be made or obtained by Buyer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

4.5  Restricted Securities

          (a) Buyer acknowledges and agrees that the Shares Purchased are "restricted" shares under the Securities Act and such Shares are considered Common Stock of the corporation with voting rights and such voting rights have been empowered under the Bylaws of the corporation.

          (b) Buyer is acquiring the Shares Purchased, for its own account for investment only and not with a view toward, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act;

          (c) Seller has furnished the Buyer with all materials relating to the business, finances and operations of Seller and information Buyer deems material to making an informed investment decision regarding the purchase of the Shares Purchased which have been requested by Buyer.

          (d) Buyer understands that (i) the Shares Purchased have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, transferred, pledged, assigned or otherwise hypothecated unless (A) subsequently registered under the Securities Act and applicable state securities laws, or (B) the Buyer shall have delivered to Seller an opinion of counsel, in form acceptable to such counsel, to the effect that such securities may be sold, transferred, pledged, assigned or otherwise hypothecated pursuant to an exemption from such registration requirements; (ii) any sale of such securities made in reliance on Rule 144 under the Securities Act (or a successor rule thereto) ("Rule 144") may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of such securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC there under; and
     (iii) neither Seller nor any other person is under any obligation to register such securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. Seller reserves the right to place stop transfer instructions against the Shares Purchased and stock certificates evidencing such Shares Purchased.

          (e) Buyer understands that the certificates or other instruments representing the Shares Purchased shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AS SET FORTH IN THIS CERTIFICATE. THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO COUNSEL FOR THE COMPANY, TO THE EFFECT THAT THE PROPOSED SALE, TRANSFER, OR DISPOSITION MAY BE EFFECTUATED WITHOUT REGISTRATION UNDER THE ACT."

          (f) Buyer understands and acknowledges that at the time of execution of this agreement and the contemplated Closing, Buyer may be deemed an "affiliate" of the Company for purposes of Rule144.

5.   NO SURVIVAL; ADDITIONAL INSTRUMENTS

     5.1 No Survival. Except those representations and warranties that expressly apply following the Closing, none of the representations and warranties of either party contained herein shall survive the Closing.

     5.2 Additional Instruments. At any time and from time to time after the Closing, at either party's request and without further consideration, Seller and Buyer, shall execute and deliver such other instruments of sale, transfer, conveyance, assignment and confirmation and take such other action as Seller and Buyer may reasonably deem necessary or desirable in order to more effectively consummate the transactions contemplated herein.

6.   MISCELLANEOUS

     6.1 Entire Agreement; Amendment; Waiver. This Agreement and the documents referred to herein and to be delivered pursuant hereto constitute the entire agreement between the parties pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions of the parties, whether oral or written. There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof, except as specifically set forth herein. No amendment, supplement, modification or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

     6.2 Expenses. Each of the parties hereto shall pay the fees and expenses of their respective counsel, accountants and other experts and the other expenses incident to the negotiation and preparation of this Agreement and consummation of the transactions contemplated hereby.

     6.3 Governing Law; Consent to Jurisdiction. This Agreement shall be construed and interpreted according to the law of the State of New York, without regard to the conflicts of law rules thereof. Each of the parties hereto, in respect of itself and its properties, agrees to be subject to (and hereby irrevocably submits to) the nonexclusive jurisdiction of any United States federal or New York state court sitting in New York, New York, in respect of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated herein, and irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. Each of the parties hereto irrevocably waives, to the fullest extent it may effectively do so under applicable Law, any objection to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Either party hereto may make service on the other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices herein. Nothing in this Section, however, shall affect the right of any party to bring any action or proceeding arising out of or relating to this Agreement in any other court or to serve legal process in any other manner permitted by Law or in equity.

     6.4 Assignment. This Agreement and each party's respective rights hereunder may not be assigned, by operation of Law or otherwise, without the prior written consent of the other party. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their successors and permitted assigns.

     6.5 Notices. All notices, requests, claims, demands, disclosures and other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been given at the earlier of the date (a) when delivered personally, by messenger or by overnight delivery service by a recognized commercial carrier to an officer of the other party, (b) five days after being mailed by registered or certified United States mail, postage prepaid, return receipt requested, or (c) when received via facsimile or electronic mail (confirmed by telephone in each case), in all cases addressed to the person for whom it is intended at the address provided by the parties or to such other address as a party shall have designated by notice in writing to the other party in the manner provided by this Section.

     6.6 Counterparts/Facsimile Signatures. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement. The execution of this Agreement by any of the parties may be evidenced by way of a facsimile transmission of such party's signature, or a photocopy of such facsimile transmission, and such facsimile signature shall be deemed to constitute the original signature of such party hereto.

     6.7 Interpretation. Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular and all words in any gender shall extend to and include all genders. All references to contracts, agreements, leases or other understandings or arrangements shall refer to oral as well as written matters. Article and section headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof

     6.8 Severability. If any provision, clause or part of this Agreement, or the application thereof under certain circumstances, is held invalid or unenforceable by any court of competent jurisdiction, the remainder of this Agreement, or the application of such provision, clause or part under other circumstances, shall not be affected thereby and shall remain in full force and effect.

     6.9 No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties to this Agreement and their successors and permitted assigns any rights, benefits or remedies of any nature whatsoever under, or by reason of, this Agreement. No third party is entitled to rely on any of the representations, warranties and agreements contained in this Agreement. Buyer and Seller assume no liability to any third party because of any reliance on the representations, warranties and agreements of Buyer or Seller contained in this Agreement.

     6.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.


     IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed in its name by a duly authorized officer as of the day and year first above written.

EMBRYO DEVELOPMENT CORPORATION


By:/s/Matthew L. Harriton
   ---------------------------------
Chairman and Chief Executive Officer




/s/ Matthew L. Harriton
-----------------------
   Matthew L. Harriton